SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

___________

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company)

JOS. A. BANK CLOTHIERS, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

___________

Charles D. Frazer

Senior Vice President – General Counsel

500 Hanover Pike

Hampstead, Maryland 21074

(410) 239-5730

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq. Jeremy D. London, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Jim J. Shoemake, Esq. Guilfoil Petzall & Shoemake, L.L.C. 100 South Fourth Street, Suite 500 St. Louis, Missouri 63102 (314) 266-3014

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 17, 2014 (as amended and supplemented, the “Schedule 14D-9”), relating to the tender offer commenced by Java Corp. (the “Offeror”), a Delaware corporation and wholly owned subsidiary of The Men’s Wearhouse, a Texas corporation (“MW”), to acquire all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) at a purchase price of $57.50 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals

Item 7 is hereby amended and supplemented as set forth below.

The first and second paragraphs on page 19 are hereby amended by deleting both paragraphs in their entirety and replacing them with the following:

“Membership Interest Purchase Agreement

On February 13, 2014, the Company entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to purchase from Everest Topco LLC (the “Seller”) all of the outstanding limited liability company interests of Everest Holdings LLC, a Delaware limited liability company (“Everest Holdings”). Everest Holdings is a holding company for the Eddie Bauer brand and its related businesses and operations. The aggregate consideration payable by the Company under the Purchase Agreement is (i) $545 million in cash and five million Shares payable upon the closing under the Purchase Agreement; provided that in no event will the Shares to be issued to the Seller exceed 19.9% of the Company’s issued and outstanding Shares prior to such issuance, giving pro forma effect to repurchases made pursuant to the proposed Company Tender Offer (as defined below), if any (and for every Share less than five million Shares that the Seller actually receives as a result of such adjustment, the Seller will receive an additional $56.00 in cash), and (ii) up to an additional $50 million in cash consideration, the payment of which is dependent upon Everest Holdings meeting targeted levels of EBITDA (as defined in the Purchase Agreement) for Everest Holdings’ fiscal year ending on January 3, 2015 (the foregoing is referred to herein as the “Everest Transaction”). The purchase price is subject to certain adjustments based on the amount of working capital, cash, indebtedness and transaction expenses of Everest Holdings as of closing.

The Everest Transaction is subject to the satisfaction of various closing conditions described in the Purchase Agreement. Consummation of the Everest Transaction is not subject to a financing condition.

The Purchase Agreement contains certain termination rights for both the Company and the Seller, including without limitation (i) the right of either party to terminate the Purchase Agreement if the Everest Transaction is not consummated by June 13, 2014, (ii) the right of the Company to terminate the Purchase Agreement to accept an unsolicited superior proposal (as defined in the Purchase Agreement) from a third party with respect to a change of control (as defined in the Purchase Agreement) of the Company and (iii) the right of the Seller to terminate the Purchase Agreement if the Company receives a proposal of a third party to acquire the Company that the Company does not reject or recommend against within 20 business days. Upon termination of the Purchase Agreement under specified circumstances, the Company may be required to pay a termination fee. If the Company terminates the Purchase Agreement to accept or enter into a definitive agreement with respect to, or if the Seller terminates the Purchase Agreement for the Company’s failure to reject or recommend against within 20 business days, a superior proposal, the Company would be required to pay to the Seller a termination fee of $48 million. In connection with termination of the Purchase Agreement for the failure of the Company to consummate the Everest Transaction due to a failure to obtain financing and in other specified circumstances, the Company would be required to pay to the Seller a termination fee of $55 million. In addition, upon termination of the Purchase Agreement under specified circumstances in which a termination fee is not payable upon termination, the Company may be required to

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reimburse the Seller for its fees and expenses incurred in connection with the Purchase Agreement and to pay a termination fee of $48 million, less any fees and expenses previously paid, in the event the Company enters into or recommends a change of control of the Company within six months after such termination.

The Purchase Agreement contains representations and warranties and covenants customary for a transaction of this nature, and related indemnification obligations.

Standstill and Stockholder Agreement

In connection with the Purchase Agreement, on February 13, 2014, the Company and the Seller entered into a Standstill and Stockholder Agreement (the “Standstill and Stockholder Agreement”). The Seller has agreed, subject to certain exceptions, not to take certain actions with respect to the Company during the period prior to and after the closing of the Everest Transaction. During the Standstill Period (as defined below), the Seller has agreed, and has agreed to cause its controlled affiliates and certain other related parties to agree, among other things, (A) to certain standstill provisions regarding the Company, including a prohibition on acquiring additional Shares, and (B) not to sell or dispose of any Shares owned by the Seller and its controlled affiliates to any person or “group” if such person or “group” holds or, after giving effect to any such sale or disposition, would own 7.5% or more of the Company’s common stock unless such sale has been approved by the Company’s board of directors. Subject to certain exceptions, the Seller and its controlled affiliates may not dispose of any Shares, including by tendering into any self-tender offer commenced by the Company, until the date that is six months after the closing under the Purchase Agreement (the “Everest Closing Date”) at which time such restricted sale provisions will expire with respect to 25% of the Company common stock received by the Seller in the Everest Transaction, and thereafter such restricted sale provisions will expire with respect to an additional 25% of such Company common stock on the date that is one year after the Everest Closing Date, and will expire with respect to all such Company common stock on the date that is 18 months after the Everest Closing Date. The Standstill and Stockholder Agreement does not restrict the Seller or any other person from selling or disposing of the Company’s common stock in connection with a tender offer or other business combination transaction involving the Company or any transaction involving a change of control of the Company. The Standstill and Stockholder Agreement does not restrict the right of the Seller or any other person to vote its shares of Company common stock at any annual or special meeting of the stockholders of the Company or otherwise.

The “Standstill Period” is defined in the Standstill and Stockholder Agreement to mean the period beginning on February 13, 2014 and ending on either (A) if the Purchase Agreement is terminated, the date of such termination or (B) if the closing occurs under the Purchase Agreement, the date that is 90 days after the first date after the Everest Closing Date that the Seller and its affiliates and certain specified transferees of the Seller to whom it may distribute Shares received by the Seller in the Everest Transaction (whether or not affiliates), taken together, cease to beneficially own in the aggregate at least 5% of the issued and outstanding common stock of the Company.

Pursuant to the Standstill and Stockholder Agreement, upon the closing under the Purchase Agreement for so long as the Seller and certain of its specified affiliates to whom it may distribute Shares received by the Seller in the Everest Transaction, taken together, hold (A) at least the greater of (i) 10% of the total number of Shares then outstanding and (ii) the minimum percentage of the total number of Shares then outstanding that must be beneficially owned by a stockholder of the Company to appoint two directors in accordance with the rules of NASDAQ, the Seller shall have the right to designate two members of the Company’s board of directors or (B) less than the amount determined pursuant to clause (A), but at least 5%, of the total number of Shares then outstanding, the Seller shall have the right to designate one member of the Company’s board of directors. The Company has agreed to use its reasonable best efforts to facilitate the appointment, nomination and election of the individuals designated by the Seller to be members of the Company’s board of directors, subject to the review and approval by the Company’s board of directors and the Nominating and Governance Committee of the Company’s board of directors.

The representations and warranties of the Company contained in the Purchase Agreement and the Standstill and Stockholder Agreement have been made solely for the benefit of the Seller. In addition, such representations and warranties (A) have been made only for purposes of the Purchase Agreement or the Standstill and Stockholder Agreement, as applicable, (B) have been qualified by confidential disclosures made to the Seller in connection with the Purchase Agreement, (C) are subject to materiality qualifications contained in the Purchase Agreement and the

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Standstill and Stockholder Agreement, as applicable, which may differ from what may be viewed as material by investors, (D) were made only as of the date of the Purchase Agreement and the Standstill and Stockholder Agreement or such other date as is specified in the Purchase Agreement or the Standstill and Stockholder Agreement, as applicable, and (E) have been included in the Purchase Agreement and the Standstill and Stockholder Agreement, as applicable, for the purpose of allocating risk between the contracting parties rather than establishing matters as facts. Accordingly, each of the Purchase Agreement and the Standstill and Stockholder Agreement is included with this filing only to provide investors with information regarding the terms of such agreement, and not to provide investors with any other factual information regarding the Company or its business. Investors should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement and the Standstill and Stockholder Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Purchase Agreement and the Standstill and Stockholder Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that has been, is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements, registration statements and other documents that the Company files with the SEC.

The foregoing descriptions of the Purchase Agreement and the Standstill and Stockholder Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Standstill and Stockholder Agreement set forth as Exhibits (e)(68) and (e)(69) hereto, respectively.

On February 14, 2014, the Company issued a press release announcing, among other things, the Everest Transaction. The press release also announced the Company’s intention, in connection with the Purchase Agreement, to commence a tender offer to purchase up to 4,615,384 shares of the Company’s common stock at a purchase price per share of $65.00, less any applicable withholding taxes and without interest (the “Company Tender Offer”). A copy of this press release is set forth as Exhibit (a)(10) hereto. The Company Tender Offer will be conditioned on, among other things, the consummation of the Everest Transaction. On February 14, 2014, the Company provided supplemental information regarding the Everest Transaction in connection with presentations to analysts and investors. A copy of this investor presentation is set forth as Exhibit (a)(11) hereto.

The Company Tender Offer referred to in this Schedule 14D-9, the press release and the investor presentation has not yet commenced, and none of this Schedule 14D-9, the press release or the investor presentation are an offer to purchase nor a solicitation of an offer to sell securities. If and when the Company Tender Offer is commenced, the Company will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain free copies of the tender offer statement and other documents (when available) filed with the SEC by the Company free of charge through the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement may be obtained from the Company free of charge by directing a request to the Company’s Investor Relations Department, Jos. A. Bank Clothiers, Inc., 500 Hanover Pike, Hampstead, MD 21074, 410.239.5900.”

Item 8. Additional Information

Item 8 is hereby amended as set forth below.

The first paragraph on page 22 is hereby amended by deleting the paragraph in its entirety and replacing it with the following:

“On January 3, 2014 (the “First Rights Agreement Amendment Date”), the Rights Agreement was modified, pursuant to Amendment No. 1 to Rights Agreement (“Amendment No. 1”), to, among other things: (i) decrease from 20% to 10% the beneficial ownership threshold by which any person or entity (together with all affiliates and associates of such person or entity) becomes an Acquiring Person (as defined below) as contemplated by the Rights Agreement (subject to certain exceptions as set forth therein); (ii) include provisions in respect of certain derivative or synthetic arrangements having characteristics of a long position in the Shares in the definition

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of securities which a person or entity would be deemed to beneficially own; (iii) increase the Rights Purchase Price to $250; and (iv) allow the Board to redeem the Rights for any reason at any time prior to the close of business on the Distribution Date (as defined below).

On February 13, 2014, the Rights Agreement was modified, pursuant to Amendment No. 2 to Rights Agreement (“Amendment No. 2”), to, among other things provide that neither the Seller nor any of its associates or affiliates (“Everest”) shall become an Acquiring Person (as defined in the Rights Agreement), and that a Shares Acquisition Date (as defined in the Rights Agreement) shall not be deemed to occur, as a result of the authorization, execution, delivery or performance of the Purchase Agreement or the consummation of the Everest Transaction, or the entry into Amendment No. 2, or the announcement of any of the foregoing, and Everest shall not become an Acquiring Person unless and until Everest shall acquire beneficial ownership of additional Shares such that it becomes the beneficial owner of the percentage of the Shares that is greater (by more than one percent of the outstanding Shares) than (A) the percentage of the Shares outstanding as to which Everest shall have beneficial ownership as of immediately after the consummation of transactions contemplated by the Purchase Agreement, including the Company Tender Offer or (y) such lesser percentage as to which Everest has beneficial ownership following any transfer of the Company’s securities by Everest after the Everest Closing Date; provided, however, that such provisions shall pertain only until the first time, following the Everest Closing Date, as Everest has beneficial ownership of less than 9% of the Shares then outstanding. Amendment No. 2 also amends the Rights Agreement with respect to Everest and FMR LLC and any other person that beneficially owned between 10% and 20% of the Shares outstanding on January 3, 2014 to clarify the scope of the definition of “Acquiring Person” as it applies to such persons in the event that the Company purchases Shares, whether through an issuer tender offer or otherwise.”

The first paragraph on page 23 is amended and restated in its entirety as set forth below:

“Generally, under the Rights Agreement, an “Acquiring Person” will not be deemed to include (A) the Company, (B) a subsidiary of the Company, (C) any employee benefit or compensation plan of the Company or any subsidiary of the Company, or (D) any entity holding Shares for or pursuant to the terms of any such employee benefit or compensation plan of the Company or any subsidiary of the Company. In addition, except in certain circumstances as set forth in the Rights Agreement, (i) no person will become an Acquiring Person as the result of an acquisition of Shares by the Company which, by reducing the number of Shares issued and outstanding, increases the percentage of Shares beneficially owned by such person to 10% or more of the Shares then outstanding, (ii) no person will become an Acquiring Person as the result of the acquisition of Shares directly from the Company; unless, in the case of either subsection (i) and (ii), such person thereafter acquires additional Shares without the Company’s prior consent, (iii) no person will become an Acquiring Person if the Board determines in good faith that such person who would otherwise be an Acquiring Person, became an Acquiring Person inadvertently and such person divests enough shares to no longer be an Acquiring Person following written notice from the Company; provided that, such person will be deemed to be an Acquiring Person if he or she subsequently increases the percentage of Shares beneficially owned to 10% or more, subject to the exceptions described herein, (iv) FMR LLC and its affiliates and associates (“FMR”) shall not become an Acquiring Person unless and until FMR shall acquire beneficial ownership of additional Shares outstanding that is greater (by more than one percent of the Shares then outstanding) than the Applicable Percentage (as defined below) of FMR, (v) no person who beneficially owned 9% or more, but no greater than 19.99% of the Shares issued and outstanding as of the First Rights Agreement Amendment Date shall be deemed an Acquiring Person so long as such person is not (and does not acquire beneficial ownership of additional Shares such that it becomes) the beneficial owner of a percentage of Shares outstanding that is greater (by more than one percent of the Shares then outstanding) than (1) the percentage of Shares outstanding as to which such person had beneficial ownership on the First Rights Agreement Amendment Date or (2) such lesser percentage as to which such person has beneficial ownership following any transfer of the Company’s securities by such person after the First Rights Agreement Amendment Date (the lower of the percentages described in clauses (1) and (2), the “Applicable Percentage”); provided further that subsections (iv) and (v) shall apply to such person only until the first time, following the First Rights Agreement Amendment Date, as such person beneficially owns less than 9% of the Shares then issued and outstanding; provided, further that no person described in subsections (iv) or (v) shall become an Acquiring Person solely as the result of an acquisition of Shares by the Company which, by reducing the number of Shares issued and outstanding, increases the proportionate number of Shares beneficially owned by such person to greater than such person’s Applicable Percentage of the Shares then outstanding; provided, further, that if such person described in subsections (iv) or (v)

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shall become the beneficial owner of a percentage of the Shares then outstanding that is greater than such person’s Applicable Percentage by reason of share purchases by the Company and shall, following written notice from, or public disclosure by the Company of such share purchases by the Company, become the beneficial owner of any additional Shares without the prior consent of the Company, then such person shall be deemed to be an Acquiring Person; (vi) no person will become an Acquiring Person who or which otherwise would be an Acquiring Person as of the First Rights Agreement Amendment Date solely as a result of giving effect to the amendment in the definition of securities which a person or entity would be deemed to beneficially own in respect of certain derivative or synthetic arrangements having characteristics of a long position in the Shares pursuant to Amendment No. 1; provided that such person shall become an Acquiring Person if, following the close of business on the First Rights Agreement Amendment Date, such person, together with all affiliates and associates of such Person, acquires beneficial ownership (after giving to the amendment to the definition of securities which a person or entity would be deemed to beneficially own pursuant to Amendment No. 1) of additional Shares representing one percent or more of the Shares; and (vii) none of Everest Topco LLC nor any of its affiliates or associates (referred to collectively as “Everest”) shall become an Acquiring Person, nor shall any provision of the Rights Agreement become effective, in each case by virtue of the authorization, execution or delivery of, or their entry into, the Purchase Agreement, their acquisition, or their right to acquire, beneficial ownership of Shares pursuant to the Purchase Agreement or the announcement or consummation of the transactions contemplated by the Purchase Agreement in accordance with and pursuant to the terms and conditions thereof, unless and until Everest shall acquire beneficial ownership of additional Shares such that it becomes the beneficial owner of a percentage of the Shares outstanding (such percentage, the “Everest Applicable Percentage”) that is greater (by more than one percent (1%) of the Shares then outstanding) than (x) the percentage of the Shares outstanding as to which Everest shall have beneficial ownership as of immediately after the consummation of the transactions contemplated by the Purchase Agreement, including the Company Tender Offer or (y) such lesser percentage as to which Everest has beneficial ownership following any transfer of the Company’s securities by Everest after the Everest Closing Date; provided, however, that Everest shall not become an Acquiring Person solely as the result of an acquisition of Shares by the Company which, by reducing the number of Shares issued and outstanding, increases the proportionate number of Shares beneficially owned by Everest to greater than the Everest Applicable Percentage of the Shares then outstanding; provided, further, that if Everest shall become the beneficial owner of a percentage of the Shares then outstanding that is greater than the Everest Applicable Percentage by reason of share purchases by the Company and shall, following written notice from the Company, acquire beneficial ownership of any additional Shares without the prior consent of the Company (other than, for the avoidance of doubt, as the result of an acquisition of Shares by the Company), then Everest shall be deemed to be an “Acquiring Person”; provided, further, however, that this clause (vii) shall pertain only until the first time, following the Everest Closing Date, as Everest has beneficial ownership of less than 9% of the Shares then outstanding.”

The fourth paragraph on page 24 is amended and restated in its entirety as set forth below:

“The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, Amendment No. 1 and Amendment No. 2 set forth as Exhibits (e)(2), (e)(66) and (e)(67) hereto, respectively.”

Item 9. Exhibits

Item 9 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
(a)(1)	Press release issued by the Company on November 26, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on November 26, 2013).
(a)(2)	Press release issued by the Company on December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 23, 2013).
(a)(3)	Press release issued by the Company on January 6, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed January 6, 2014).
(a)(4)*	Press release issued by the Company on January 17, 2013.
(a)(5)*	Letter to the Company’s Stockholders.
(a)(6)*	Complaint in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on January 13, 2014.
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(a)(7)*	Complaint in State-Boston Retirement System v. Wildrick, et al., filed by Boston in the Court of Chancery of the State of Delaware on January 29, 2014.
(a)(8) *	Press release issued by the Company on February 2, 2014.
(a)(9) *	Complaint in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on February 4, 2014.
(a)(10)	Press release regarding the Everest Transaction issued by the Company on February 14, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated February 14, 2014).
(a)(11)	Investor Presentation, dated February 14, 2014 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, dated February 14, 2014).
(a)(12)	Press release regarding Company earnings update issued by the Company on February 14, 2014 (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K, dated February 14, 2014).
(e)(1)*	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on May 17, 2013.
(e)(2)	The Company’s 2007 Rights Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated September 6, 2007).
(e)(3)	The Company’s 1994 Incentive Plan (incorporated by reference to the Company’s Registration Statement on Form S-1, filed on May 3, 1994).
(e)(4)	Amendments, dated as of October 6, 1997, to the Company’s 1994 Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 1998).
(e)(5)	Summary of the Company’s 2012 and 2013 Cash and Equity Incentive Programs (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(6)	Amended and Restated Employment Agreement, dated as of May 15, 2002, between David E. Ullman and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).
(e)(7)	Fifth Amendment, dated as of April 9, 2008, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended February 2, 2008).
(e)(8)	Sixth Amendment, dated as of April 7, 2009, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
(e)(9)	Seventh Amendment, dated as of March 30, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(e)(10)	Eighth Amendment, dated as of December 28, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).
(e)(11)	Ninth Amendment, dated as of March 29, 2011, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).
(e)(12)	Tenth Amendment, dated as of March 27, 2012, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).
(e)(13)	Eleventh Amendment, dated as of April 2, 2013, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to Exhibit 10.3(g) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(14)	The Company’s Nonqualified Deferred Compensation Trust Agreement, dated January 20, 2004 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2005).
(e)(15)	Employment Agreement, dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
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(e)(16)	First Amendment, dated as of March 30, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(e)(17)	Second Amendment, dated as of December 28, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).
(e)(18)	Third Amendment, dated as of March 29, 2011, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).
(e)(19)	Fourth Amendment, dated as of March 27, 2012, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).
(e)(20)	Fifth Amendment, dated as of April 2, 2013, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to Exhibit 10.5(e) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(21)	Amended and Restated Employment Agreement, dated May 15, 2002, by and between Charles D. Frazer and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).
(e)(22)	Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated September 9, 2008).
(e)(23)	First Amendment, dated as of November 30, 2010, to Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended October 30, 2010).
(e)(24)	Second Amendment, dated as of April 2, 2013, to Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to Exhibit 10.7(d) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(25)	Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended October 30, 1999).
(e)(26)	First Amendment, dated as of January 1, 2000, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 1998).
(e)(27)	Fourth Amendment, dated as of May 28, 2002, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).
(e)(28)	Ninth Amendment, dated as of April 9, 2008, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended February 2, 2008).
(e)(29)	Tenth Amendment, dated as of April 7, 2009, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
(e)(30)	Eleventh Amendment, dated as of March 30, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
(e)(31)	Twelfth Amendment, dated as of December 28, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).
(e)(32)	Thirteenth Amendment, dated as of March 29, 2011, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).
(e)(33)	Fourteenth Amendment, dated as of March 27, 2012, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).
(e)(34)	Fifteenth Amendment, dated as of April 2, 2013, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to Exhibit 10.8(i) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

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(e)(35)	Amended and Restated Employment Agreement, dated as of August 30, 2010, by and between R. Neal Black and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2010).
(e)(36)	First Amendment, dated as of April 2, 2013 to Amended and Restated Employment Agreement, dated as of August 30, 2010, by and between R. Neal Black and the Company (incorporated by reference to Exhibit 10.9(a) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(37)	Employment Agreement, dated as of June 3, 2008, between Gary Merry and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 3, 2008).
(e)(38)	First Amendment, dated as of April 7, 2009 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
(e)(39)	Second Amendment, dated as of March 30, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
(e)(40)	Third Amendment, dated as of December 28, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).

(e)(41)	Fourth Amendment, dated as of March 29, 2011 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).
(e)(42)	Fifth Amendment, dated as of March 27, 2012 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).
(e)(43)	Sixth Amendment, dated as of April 2, 2013 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to Exhibit 10.11(f) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(44)	The Company’s 2002 Long-Term Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14(A) filed May 20, 2002).
(e)(45)	Form of stock option agreement under the Company’s 2002 Long-Term Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, dated April 7, 2005).
(e)(46)	Collective Bargaining Agreement, dated May 1, 2012, by and between Joseph A. Bank Mfg. Co., Inc. and Mid-Atlantic Regional Joint Board, Local 806 (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(47)	Form of Officer and Director Indemnification Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(48)	Indemnification Agreement dated September 1, 2009 between the Company and Robert N. Wildrick (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(49)	Indemnification Agreement dated September 1, 2009 between the Company and Andrew A. Giordano (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(50)	Indemnification Agreement dated September 1, 2009 between the Company and R. Neal Black (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(51)	Indemnification Agreement dated September 1, 2009 between the Company and James H. Ferstl (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(52)	Indemnification Agreement dated September 1, 2009 between the Company and William E. Herron (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(53)	Indemnification Agreement dated September 1, 2009 between the Company and Sidney H. Ritman (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

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(e)(54)	Indemnification Agreement dated September 1, 2009 between the Company and David E. Ullman (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(55)	Indemnification Agreement dated August 30, 2010 between the Company and Robert Hensley (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(56)	The Company’s Executive Management Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 18, 2009).
(e)(57)	Amendment to the Company’s Executive Management Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).

(e)(58)	The Company’s 2010 Deferred Compensation Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(e)(59)	The Company’s 2010 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(e)(60)	The Company’s 2010 Equity Incentive Plan — CEO Performance Restricted Stock Unit Award Agreement, dated June 17, 2010, by and between the Company and R. Neal Black (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(e)(61)	The Company’s 2010 Equity Incentive Plan — EVP Performance Restricted Stock Unit Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(e)(62)	The Company’s 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit 2010 Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(e)(63)	The Company’s 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit Annual Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(e)(64)	The Company’s 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit Inaugural Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(e)(65)	Third Amendment to Consulting Agreement between the Company and Robert N. Wildrick (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated December 20, 2013).
(e)(66)	Amendment No. 1 to the 2007 Rights Agreement, dated January 3, 2014 between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated January 3, 2014).
(e)(67)	Amendment No. 2 to the 2007 Rights Agreement, dated February 13, 2014 between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated February 14, 2014).
(e)(68)	Membership Interest Purchase Agreement, dated as of February 13, 2014, by and among Everest Topco LLC, Everest Holdings LLC and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated February 14, 2014).
(e)(69)	Standstill and Stockholder Agreement, dated as of February 13, 2014, by and between the Company and Everest Topco LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated February 14, 2014).

* Previously Filed

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JOS. A. BANK CLOTHIERS, INC.

By:	/s/ Charles D. Frazer
Name:	Charles D. Frazer
Title:	Senior Vice President – General Counsel

Dated: February 14, 2014

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